Exhibit (d)(147)

SCHEDULE A

Legg Mason ClearBridge Large Cap Growth Fund

Date:

November 28, 2012

Fee:

The sub-advisory fee will be 70% of the management fee paid to Legg Mason Partners Fund Advisor, LLC, net of expense waivers and reimbursements and an amount equal to 0.02% of the portion of the Fund’s average daily net assets allocated to the Western Asset Management Company for the management of cash and other short-term instruments.